

March 22, 2012

Barbra E. Kocsis
Chief Financial Officer
Merrill Lynch Alternative Investments LLC
Four World Financial Center, 10<sup>th</sup> Floor
250 Vesey Street
New York, NY 10080

      **Re:**     **ML Systematic Momentum FuturesAccess LLC**
             **Form 10-K for Fiscal Year Ended December 31, 2010**
             **Filed March 15, 2011**
             **File No. 000-52505**

             **ML Trend-Following Futures Fund L.P.**
             **Form 10-K for Fiscal Year Ended December 31, 2010**
             **Filed March 15, 2011**
             **File No. 000-28928**

             **ML Aspect FuturesAccess LLC**
             **Form 10-K for Fiscal Year Ended December 31, 2010**
             **Filed March 15, 2011**
             **File No. 000-51085**

             **ML Select Futures I L.P.**
             **Form 10-K for Fiscal Year Ended December 31, 2010**
             **Filed March 15, 2011**
             **File No. 000-50269**

             **ML Transtrend DTP Enhanced FuturesAccess LLC**
             **Form 10-K for Fiscal Year Ended December 31, 2010**
             **Filed March 15, 2011**
             **File No. 000-52701**

             **ML Winton FuturesAccess LLC**
             **Form 10-K for Fiscal Year Ended December 31, 2010**
             **Filed March 15, 2011**
             **File No. 000-51084**

             **ML BlueTrend FuturesAccess LLC**
             **Form 10-K for Fiscal Year Ended December 31, 2010**
             **Filed March 15, 2011**
             **File No. 000-53794**

Dear Ms. Kocsis:

We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief

cc: Michael Karam (via email)